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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-29098

                           NOTIFICATION OF LATE FILING

  (Check One):  [  ] Form 10-K    [  ] Form 11-K  [  ] Form 20-F  [X] Form 10-Q

[  ] Form N-SAR

For Period Ended: March 31, 2001

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant:   Navidec, Inc.

Former name if applicable

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Address of principal executive office (Street and number)

Fiddler's Green Center, 6399 Fiddler's Green Circle, Suite 300
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City, State and Zip Code     Greenwood Village, Colorado 80111
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                        PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate.)

[ X ]    (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is in the process of completing its financial statements for the period ended March 31, 2001. The Company has been delayed in completing such financial statements as a result of significant business transactions that have diverted the attention of the Company's senior management. The Company intends to file the Form 10-Q promptly after such financial statements are finalized, and in any event by May 21, 2001.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

   Patrick R. Mawhinney              (303)                         222-1000
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         (Name)                    (Area code)                (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [ X ] Yes     [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ X ] Yes     [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         During the first quarter of 2001, the Company had an impairment of the Company's holdings in CarPoint, Inc. During the quarter, the Company incurred an other than temporary loss of $36.2 million related to such impairment.

         In March 2001, Navidec recorded restructuring and other related charges of $805,000 for head count reductions. These restructuring charges were taken to align Navidec's cost structure with changing market conditions and to create a more flexible and efficient organization. These actions resulted in a head count reduction of approximately 40 employees, of which 70% were non-billable staff and 30% were billable staff.


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                                NAVIDEC, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2001         By:      /S/Patrick Mawhinney
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                                    Patrick Mawhinney, Chief Financial Officer



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